Exhibit 99.1

[First Keystone Corporation Letterhead]

[DATE], 2018

Our records indicate that on or after March 30, 2018 or June 29, 2018, you purchased shares of common stock, $2.00 par value, of First Keystone Corporation (the “Company”) under and in accordance with the terms and conditions of the Company’s Dividend Reinvestment and Stock Purchase Plan (the “DRIP”) by means of dividend reinvestment, optional cash payments, or both (the “DRIP Shares”).

It appears as if the provisions of the Securities Act of 1933, as amended, and Section 201 of the Pennsylvania Securities Act of 1972, as amended (the “1972 Act”) (relating to the registration of securities) may not have been complied with in connection with the offer and sale of the DRIP Shares. Accordingly, the Company is offering to repurchase the DRIP Shares from you for cash upon tender of such shares for your purchase price plus 6% interest from the date of purchase less any dividends, interest payments or cash distributions paid to date (the “Rescission Offer”). The enclosed disclosure materials should be reviewed carefully before deciding whether to accept or reject the offer to repurchase the DRIP Shares. This offer remains open for 30 days from the date you receive this notice. During such time you may either accept or reject the offer.

If you no longer own the DRIP Shares, the Company offers to pay you, upon acceptance of the offer, an amount in cash equal to the damages, if any, computed in accordance with Section 501(a) of the 1972 Act as more fully described in the accompanying disclosure materials.

If you affirmatively REJECT the offer or fail to affirmatively ACCEPT the offer within 30 days in the manner described in the accompanying disclosure materials, any rights you may have with respect to any failure by the Company to comply with Section 201 of the 1972 Act will be terminated.

Please indicate your acceptance or rejection of the offer to repurchase by completing the enclosed Notice of Acceptance or Rejection of the Rescission Offer and returning it in the postage paid envelope.

If you have any questions about this rescission offer, please contact Ms. Cheryl Wynings, at (570) 752-3671 x1175, Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m., prevailing Eastern Time.

Sincerely,

Elaine A. Woodland
President & Chief Executive Officer